September 30, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    David Edgar

Re:    Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 18, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 5, 2013
File No. 000-14338
Dear Mr. Edgar:
On behalf of Autodesk, Inc. (the “Company”), this letter is submitted in reference to the letter of the staff (the “Staff”) of the Securities and Exchange Commission to Mark J. Hawkins, Executive Vice President and Chief Financial Officer of the Company, dated August 27, 2013, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2013 and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2013 (the “Comment Letter”).
The Comment Letter indicates that the Company must respond within ten business days from the date of the Comment Letter or inform the Staff when the Company would provide a response. As discussed with you, the Company did not receive the Comment Letter until Friday, September 27, 2013 because it was flagged as “spam” by the Company’s email system and automatically placed in a segregated “spam” folder. Although the Company is working expeditiously to respond to the Comment Letter, due to the travel schedules of key personnel and certain other commitments, the Company requests a ten business day extension for filing its response. The Company currently anticipates submitting a response to the Comment Letter on or before October 11, 2013.
Please do not hesitate to contact me at 650-849-3275 or Richard M. Foehr, the Company’s Vice President, Legal and Assistant General Counsel, at 415-507-6799 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Douglas K. Schnell
Douglas K. Schnell

cc:    Mark J. Hawkins, Autodesk, Inc.
Richard M. Foehr, Autodesk, Inc.
Alan Smith, Autodesk, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Jon C. Avina, Wilson Sonsini Goodrich & Rosati, P.C.